

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re: Lee Enterprises, Incorporated
Registration Statement on Form S-3
Filed December 18¸ 2013
File No. 333-192940

Dear Mr. Schmidt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 1

1. Consistent with the disclosure in your Form 10-K for fiscal year ended September 29, 2013, please disclose here your net losses for the most recent audited period, and your substantial debt and the implications on your liquidity.

Description of Purchase Contracts, page 33

2. We note that you contemplate offering purchase contracts for the purchase or sale of securities issued by third parties, a basket of such securities, an index or indices of such securities, or any combination of the aforementioned as specified in the applicable prospectus supplement. Please explain to us what plans you have for issuing such purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts consisting of securities or obligations of third parties,

please have counsel, as applicable, revise its opinion to address the legality of each component of the purchase contracts. Alternatively, please remove any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

3. In this regard, please explain to us what plans you have for issuing purchase contracts for currencies or commodities. In your response, please describe to us the currencies or commodities involved.

Exhibit 5.1

4. We note that the opinions given in Exhibit 5.2 related to the debt securities are limited to the laws of the State of New York. We also note that you have not included opinions that the registrant is validly existing, has the power to create the obligations, and has taken the required steps to authorize entering into the obligations with respect to these debt securities. Given that the company is incorporated in Delaware, please have counsel revise this opinion accordingly. For guidance, see section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

5. Please have counsel opine that the Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement. For guidance, see section II.B.1.d. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

6. Refer to the last paragraph on page 4. Please have counsel revise the first sentence to remove the limitation on the scope of the opinion, or tell us why it is appropriate to require that the opinion be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section.

Exhibit 5.2

1. Refer to the first paragraph on page 2. Please have counsel revise the last sentence to remove the assumption that New York law applies or confirm that an opinion without this assumption will be filed at takedown to the extent any of the applicable agreements are governed by other than New York law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via E-mail
         C.D. Waterman III, Esq.